[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 27, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Suzanne Hayes

Re:	Moelis & Company
Draft Registration Statement on Form S-1
Initially submitted January 17, 2014
CIK No. 0001596967

Dear Ms. Hayes:

On behalf of our client, Moelis & Company, a Delaware corporation (the “Company”), we confidentially submit herewith a revised draft of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated February 13, 2014 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company has been informed by the underwriters that none of the brokers or dealers participating in this offering has published or distributed research reports about the Company in reliance on Section 2(a)(3) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications or research reports to the Staff as requested.

2.                                      Please provide us with a copy of all graphic materials or artwork you intend to include in your prospectus.

Response:

The Company has included the graphic materials and artwork the Company intends to include in its prospectus on the inside front cover of the prospectus in the Revised Registration Statement. The graphic materials and artwork include the Moelis Standard which the Company adopted in 2010.

3.                                      Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, please ensure that each of your pro forma adjustments is explained in sufficient detail, particularly in cases where multiple adjustments impact a specific line item. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

Response:

The Company has revised the pro forma financial information on pages 47 to 51 of the Revised Registration Statement. The Company acknowledges the Staff’s comment that the Staff will need sufficient time to review complete pro forma financial information and may have additional comments based on the Company’s compliance with Article 11 of Regulation S-X.

4.                                      Please revise your pro forma presentation to separately show the impacts of your reorganization on your historical results from the impact of your initial public offering for all periods presented. This separate presentation should include all adjustments to your historical financial results that are specific to the reorganization, including a measure of basic and diluted earnings per share.

Response:

The Company has revised the pro forma financial information on pages 47 to 51 of the Revised Registration Statement to separately show the impact of the Company’s reorganization on its historical results from the impact of its initial public offering for all periods presented.

5.                                      You disclose on page 70 that one reason to go public is to “to enhance [y]our ownership culture through increased equity-based compensation for [y]our employees”. Please discuss whether you will make any changes to your equity-based compensation plans disclosed on page F-19 as a result of becoming a public company. If these changes will have a continuing impact on your results of operations, please revise your pro forma financial data to include an adjustment to reflect the impact of the changes.

Response:

The Company respectfully advises the Staff that it has not decided to make any changes to its approach to equity-based compensation. Accordingly, the Company has revised the disclosure on page 72 of the Revised Registration Statement to delete the reference to increased equity-based compensation. The disclosure has been revised as set out below.

•                  enhance our ownership culture through continued equity-based compensation;

For those equity awards that will have a continuing impact on the Company’s results of operations, the Company has revised the pro forma financial data on pages 47, 48 and 49 of the Revised Registration Statement to include an adjustment to reflect the impact of these changes.

6.                                      We note your comparative statements about your position in the industry and the quality and independence of your advice. For example:

•                  “Moelis & Company is a leading global independent investment bank…;”

•                  “We believe we are differentiated amongst the independent investment banks in our ability to deliver this advice…;”

•                  “We intend to continue to take advantage of growth opportunities arising from the ongoing dislocation at large financial conglomerates;”

•                  “We believe the quality and scale of our global franchise would be a challenge to replicate today;” and

•                  “This independence allows us to offer advice free from the actual or perceived conflicts associated with lending to clients or trading in their securities.”

Please provide the basis for these and similar statements. We note that you reference several types of institutions as your competitors (e.g., investment banking and advisory firms, independent investment banks, global independent investment banks, etc.). To the extent that your statements reference a competitive advantage over or a comparison to one type of competitor, as opposed to all competitors, please revise the statements to clarify.

Response:

The Company has revised certain comparative statements on pages 1, 3, 4, 5, 68, 70, 71 and 72 of the Revised Registration Statement. In addition, the Company is supplementally providing the Staff with materials providing the basis for these statements.

Market and Industry Data, page i

7.                                      You are responsible for the information in your registration statement. Please delete any statements implying otherwise.

Response:

The Company has revised the disclosure on page i of the Revised Registration Statement in response to the Staff’s comment to delete such statements. The disclosure has been revised as set out below.

MARKET AND INDUSTRY DATA

The industry, market and competitive position data referenced throughout this prospectus are based on research, industry and general publications, including surveys and studies conducted by third parties. Industry publications, surveys and studies generally state that they have been obtained from sources believed to be reliable. We have not independently verified such third party information. While we are not aware of any misstatements regarding any industry, market or similar data presented herein, such data involve uncertainties and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

Prospectus Summary

Moelis & Company, page 1

8.                                      Please explain what you mean by the term “global independent investment bank.”

Response:

The Company advises the Staff that it has revised the definition on page i of the Revised Registration Statement to explain further what it means by this term. The disclosure has been revised as set out below.

In this prospectus, we use the term “independent investment banks” or “independent advisors” to refer to investment banks primarily focused on advisory services and that conduct limited or no commercial banking or sales and trading activities. We use the term “global independent investment banks” to refer to independent investment banks with global coverage capabilities across all major industries and regions. We consider the global independent investment banks to be our publicly-traded peers, Evercore Partners Inc., Greenhill & Co., Inc., Lazard Ltd, and us.

9.                                      Please provide context for the statement that you have been the fastest growing global independent investment bank since your inception. For example, to the extent that rapid revenue and market share growth is typical during a firm’s early years, please explain. In this regard, we note that the three other firms you consider to be global independent investment banks each have longer operating histories than you.

Response:

The Company has revised the two disclosures on pages 1, 4, 68 and 71 of the Revised Registration Statement in response to the Staff’s comment, including to clarify that since its first full year of operations, it has been the fastest growing global investment bank. The disclosure has been revised as set out below.

Pages 1 and 68

Since our first full year of operations, we have been the fastest growing global independent investment bank as measured by revenues and market share gains.

Pages 4 and 71

Since our first full year of operations in 2008 through 2013, we have achieved exceptional growth relative to our peer global independent investment banks as measured by revenues and market share gains.

In addition, the Company is supplementally providing the Staff with materials providing the basis for these statements.

10.                               Please expand your disclosures regarding the transactions you have advised on to clarify your roles in them.

Response:

The Company has revised the disclosure on pages 1 and 68 of the Revised Registration Statement in response to the Staff’s comment to expand the disclosures regarding transactions the Company has advised on and clarifying the Company has served as financial advisor to its clients on these transactions. The disclosure has been revised as set out below.

We have also won numerous awards for our client focus and innovation, including “Most Innovative Independent Investment Bank” by The Banker in 2010, 2011 and 2013 and “Best Global Independent Investment Bank” by Euromoney Magazine in 2010 and have served as financial advisor to our clients on many noteworthy assignments, including the following transactions.

11.                               We note your statements regarding revenue and earnings growth since inception. If you experienced any years in which revenues and/or earnings decreased, please expand your disclosures to clarify this and quantify the decreases.

Response:

The Company has revised the disclosure on pages 1 and 68 of the Revised Registration Statement in response to the Staff’s comment. The disclosure has been revised as set out below.

We have demonstrated strong financial performance, achieving revenues of $411 million and pre-tax income of $73 million in 2013, our sixth full year of operations.

Our Market Opportunity, page 3

12.                               Please provide the basis for your statements regarding the M&A fee pool share. Quantify the global independent investment bank fees and their percentage of the overall pool.

Response:

The Company has revised the disclosure on pages 3, 54 and 70 of the Revised Registration Statement in response to the Staff’s comment. The disclosure has been revised as set out below.

In 2013, 80% of the top 10 announced M&A deals and 75% of the top 20 announced M&A deals included independent advisors. This is up significantly from 2003, when 30% of both the top 10 and top 20 announced M&A deals included independent advisors.

13.                               Please address the impact of the Volcker Rule when you discuss proprietary trading at large financial institutions.

Response:

The Company has revised the disclosure on pages 3 and 70 of the Revised Registration Statement in response to the Staff’s comment to delete references to proprietary trading at large financial institutions because the Company does not believe that the proprietary trading activities of large financial institutions are a significant source of actual or perceived conflicts of interest. The disclosure has been revised as set out below.

We believe the shift toward independent advice has been driven largely by the actual or perceived conflicts at the large financial conglomerates where sizable sales and trading, underwriting and lending businesses coexist with an advisory business that comprises only a small portion of revenues and profits.

14.                               Please revise the “Upturn in Mergers & Acquisitions Activity” caption as your disclosure indicates that there has not been an upturn since the financial crisis.

Response:

The Company has revised the disclosure on pages 3 and 70 of the Revised Registration Statement in response to the Staff’s comment. The caption has been revised as set out below.

Anticipated Upturn in Mergers & Acquisitions Activity

Our Key Competitive Strengths, page 4

15.                               Please balance your summary of your competitive strengths and growth strategies with an equally prominent discussion of the risks and obstacles you may encounter when implementing these strategies.

Response:

The Company has revised the disclosure on pages 5 and 6 of the Revised Registration Statement in response to the Staff’s comment to balance the summary of its competitive strengths and growth strategies. The following disclosure has been included.

Risk Factors

Investing in our Class A common stock involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 16 before making a decision to invest in our Class A common stock. If any of these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our Class A common stock would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•                                          our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources;

•                                          changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue;

•                                          our revenue in any given period is dependent on the number of fee paying clients in such period, and a significant reduction in the number of fee paying clients in any given period could reduce our revenue and adversely affect our operating results in such period;

•                                          our ability to retain our Managing Directors and our other professionals, including our executive officers, is critical to the success of our business; and

•                                          substantially all of our revenue is derived from advisory fees and as a result, our revenues and profits are highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

16.                               Please revise the “Pure Advisory Focus…” caption as your disclosure indicates that you primarily focus on advising clients and your disclosure on page 24 indicates that you may enter into new lines of business.

Response:

The Company has revised the disclosure on pages 4 and 71 of the Revised Registration Statement in response to the Staff’s comment.  The caption has been revised as set out below.

Advisory Focus with Strong Intellectual Capital

17.                               Please reconcile your “Diversified Advisory Platform” disclosures with the risk factor on page 19 regarding the limited number of transactions that account for a significant portion of your revenues.

Response:

The Company has revised this risk factor on page 17 of the Revised Registration Statement in response to the Staff’s comment to reconcile this disclosure and has moved this risk factor up because the Company believes it is a more significant risk factor than its original position reflected. The disclosure has been revised as set out below.

Our revenue in any given period is dependent on the number of fee-paying clients in such period, and a significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

Our revenue in any given period is dependent on the number of fee-paying clients in such period. We had 109 clients and 107 clients paying fees equal to or greater than $1 million in 2013 and 2012, respectively. We may lose clients as a result of the sale or merger of a client, a change in a client’s senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

The Offering, page 9

18.                               Please indicate the ownership and voting percentages of non-affiliated holders immediately after the offering.

Response:

The Company has revised the disclosure on page 11 of the Revised Registration Statement in response to the Staff’s comment to indicate the ownership and voting percentages of non-affiliated holders immediately after the offering. The following disclosure has been included.

Upon completion of this offering, holders of our Class A common stock who are not affiliated with our directors and executive officers will own approximately           % of Moelis & Company’s Class A common stock and will have approximately            % of the voting power in Moelis & Company.

Risk Factors

Our failure to deal appropriately with actual or perceived conflicts of interest…, page 20

19.                               Please describe the conflicts of interest you confront.

Response:

The Company has revised this risk factor on page 19 of the Revised Registration Statement in response to the Staff’s comment to describe the conflicts of interest the Company confronts. The disclosure has been revised as set out below.

Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

We confront actual, potential or perceived conflicts of interest in our business. For instance, we face the possibility of an actual, potential or perceived conflict of interest where we represent a client on a transaction in which an existing client is a party.  We may be asked by two potential clients to act on their behalf on the same transaction, including two clients as potential buyers in the same acquisition transaction, and we may act for both clients if both clients agree to us doing so. In each of these situations, we face the risk that our current policies, controls and procedures do not timely identify or appropriately manage such conflicts of interest.

It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us.

Control by Mr. Moelis of the voting power…, page 27

20.                               Please indicate what percentage of voting interests Mr. Moelis will have in you after completion of the offering.

Response:

The Company has revised this risk factor on page 26 of the Revised Registration Statement in response to the Staff’s comment to indicate what percentage of voting interests Mr. Moelis will have in the Company after completion of the offering. The disclosure has been revised as set out below.

Upon completion of this offering, Mr. Moelis will control approximately            % of the voting interest in Moelis & Company, (or             % if the underwriters exercise their option to purchase additional shares in full), primarily through his control of Moelis & Company Partner Holdings LLC, which will hold all outstanding Class B common stock upon completion of this offering.

Organizational Structure

The Reorganization, page 34

21.                               We note from your disclosure that the reorganization will compensate existing limited partners of Old Holdings either directly or indirectly with shares of Group LP Class A partnership units, or the existing limited partners of Old Holdings will receive either directly or indirectly Class A common stock. Please revise your filing to disclose the circumstances that will require you to issue your Class A common stock to the limited partners of Old Holdings, and clarify whether this is at your option or at the option of the limited partners of Old Holdings. Please describe all material terms, rights and obligations of all parties included in this transaction.

Response:

The Company has revised the disclosure on page 33 of the Revised Registration Statement in response to the Staff’s comment to disclose the circumstances that will require the Company to issue shares of Class A common stock to the limited partners of Old Holdings and to clarify whether this is at the Company’s option or at the option of the limited partners of Old Holdings. The Company has also revised the disclosure on page 30 of the Revised Registration Statement to describe all material terms, rights and obligations of all parties included in this transaction. The disclosure has been revised as set out below.

Our business is presently owned by Moelis & Company Holdings LP, which we refer to in this prospectus as Old Holdings. In connection with the consummation of this offering, a reorganization of the existing businesses of Old Holdings will be effected pursuant to which the existing advisory business of Old Holdings will be transferred to Group LP. Old Holdings will retain its existing asset management business, which includes managers of direct lending funds, hedge funds, private equity funds and collateralized loan obligation funds. We refer to these transactions as the “reorganization.”

As part of the reorganization, Old Holdings will distribute to its existing partners, directly or indirectly, all of the Group LP Class A partnership units it holds. However, Old Holdings and Moelis & Company may, in lieu of Group LP Class A partnership units, issue an equivalent number of shares of Moelis & Company Class A common stock to an existing partner of Old Holdings based on various considerations, including the partner’s place of residence and tax considerations. Old Holdings will not retain an interest in Group LP following the reorganization. We and Old Holdings will be party to certain agreements following the reorganization and this offering. See “Certain Relationships and Related Person Transactions—Agreements with Old Holdings.”

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2012, page 48

22.                               Please expand your disclosure of pro forma adjustment (c), both here and on page 49, to describe the method and assumptions used to determine your weighted average of shares outstanding for both basic and diluted earnings per share. For example, it is unclear how you have contemplated the Class B common stock, the convertible Class A partnership units or the put and call options associated with the Australian joint venture.

Response:

The Company has revised the pro forma financial information on pages 47, 48 and 49 of the Revised Registration Statement in response to the Staff’s comment to describe the method and assumptions used to determine weighted average of shares outstanding for basic and diluted earnings per share.

Unaudited Pro Forma Condensed Combined Statement of Financial Condition As of September 31, 2013, page 50

23.                               Please disclose income tax effects of your reorganization and offering on your balance sheet. For example, we note your disclosure that in the future you are required to pay 85% of the cash savings that are attributable to the increases in tax basis as a result of your reorganization but could not locate a pro forma adjustment to your balance sheet to reflect this obligation.

Response:

The Company has revised the pro forma financial information on pages 50 and 51 of the Revised Registration Statement in response to the Staff’s comment to disclose the income tax effects of the Company’s reorganization and offering on its balance sheet.

24.                              You disclose the pro forma impact of the issuance of common stock pursuant to this offering on your stockholder’s equity. However, we could not locate an adjustment to reflect the impact of receipt of the proceeds on your cash balance. Please revise your disclosure to provide this information, or if the offering will not impact your cash balance, please explain why in your disclosure. Also, describe the assumptions used to determine the amount of the pro forma adjustment in your footnote disclosure.

Response:

The Company has revised the pro forma financial information on pages 50 and 51 of the Revised Registration Statement in response to the Staff’s comment.

25.                               We note from your disclosure of pro forma adjustment (a), cash distributions of excess capital, that no accounts are affected other than your cash account. Please revise your disclosure to provide a discussion of the assumptions used to determine the amount of this adjustment. Also, tell us whether this distribution affects equity, and if not, revise your disclosure to state that fact and provide an explanation of why not. If so, revise your disclosure to include a pro forma adjustment to show the effects of this transaction on all affected accounts.

Response:

The Company has revised the pro forma financial information on pages 50 and 51 of the Revised Registration Statement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 54

26.                               We note that you do not allocate your revenues by the type of advice you provide. However, elsewhere in the prospectus you make statements regarding your capabilities in different areas of advice. For example, on page 3 you note your “strong recapitalization and restructuring activities” and on page 5 you indicate that your “leading market share in recapitalization and restructuring provides a countercyclical balance to [y]our M&A advisory revenues.” You also include risk factors describing both how adverse market conditions could affect your M&A advisory services and how a decrease in the number of debt defaults and bankruptcies could affect demand for your recapitalization and restructuring advisory services. Please expand your disclosures to provide greater transparency regarding the amount of business you derive based on the types of advisory services you provide.

Response:

The Company has revised the disclosure on pages 3 and 70 of the Revised Registration Statement to delete references to revenues from particular advisory services the Company offers in response to the Staff’s comment. The disclosure has been revised as set out below.

We believe we are well positioned to assist companies with our holistic approach, which combines sector expertise with M&A, recapitalization and restructuring and other advisory capabilities, to provide solutions to clients in both robust and challenging economic environments.

The Company has revised the disclosure on pages 5 and 72 of the Revised Registration Statement to delete references to revenues from particular advisory services the Company offers in response to the Staff’s comment. The disclosure has been revised as set out below.

Our broad corporate finance expertise positions us to advise clients through any phase of their lifecycle and in any economic environment.

The disclosure on page 73 has been revised as set out below.

We advise our clients through all phases of the business cycle using our strong capabilities in M&A, recapitalization and restructuring and other advisory services.

As set out in the Company’s response to comment 43 and disclosed in the MD&A section on page 55 of the Revised Registration Statement, the Company does not review revenues relating to a particular type of advisory service when evaluating the performance of its business because of the complexity of the transactions on which it may earn revenues and its holistic approach to client service.  For example, a restructuring engagement may evolve to require a sale of all or a portion of the client, M&A assignments can develop from relationships established on prior restructuring engagements and capital markets expertise can be instrumental on both M&A and restructuring engagements. As a result, the Company considers its total revenues consistent with its holistic approach to its business and does not allocate revenues between different types of services.  In addition, the Company’s cost base is measured and shared by all of its advisory services (including M&A and restructuring and recapitalization services) and the Company does not measure the profitability of each type of advisory service separately.

Liquidity and Capital Resources, page 60

27.                               Please revise your filing to provide a discussion of the material terms of the tax receivable agreement and discuss how this agreement will impact your liquidity when the conversion is complete. Include a discussion of the timing of payments under the agreement and the events or circumstances that would trigger a cash payout.

Response:

The Company has revised the disclosure on pages 62 and 63 of the Revised Registration Statement in response to the Staff’s comment to provide a discussion of the material terms of the tax receivable agreement, how the agreement will impact the Company’s liquidity when the conversion is complete, and the timing of payments under the tax receivable agreement and the events or circumstances that would trigger a cash payout. The following disclosure has been included.

Tax Receivable Agreement

We intend to enter into a tax receivable agreement with our eligible Managing Directors that will provide for the payment by us to our eligible Managing Directors of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to our Managing Directors and (b) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we realize. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of Group LP as a result of the exchanges and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement.

Payments made under the tax receivable agreement are required to be made within 225 days of the filing of our tax returns.  Because we generally expect to receive the tax savings prior to making the cash payments to the selling holders of Group LP partnership units, we do not expect the cash payments to have a material impact on our liquidity.

In addition, the tax receivable agreement provides that, upon a merger, asset sale, or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the tax receivable agreement, our (or our successor’s) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control or early termination) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement, and, in the case of an early termination election, that any units that have not been exchanged are deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

Market Risk and Credit Risk, page 63

28.                               Please revise your filing to include all of the information required by Item 305 of Regulation S-K regarding quantitative and qualitative disclosures about market risk.

Response:

The Company has revised the disclosure on pages 65 of the Revised Registration Statement in response to the Staff’s comment to include all of the quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K. The disclosure has been revised as set out below.

Market Risk and Credit Risk

Our business is not capital-intensive and we do not invest in derivative instruments or, generally, borrow through issuing debt. As a result, we are not subject to significant market risk (including interest rate risk, foreign currency exchange rate risk and commodity price risk) or credit risk.

Risks Related to Cash and Short-Term Investments

Our cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. We invest most of our cash in U.S. Treasury Bills, bank time deposits and government securities money market funds. Cash is maintained in U.S. and non-U.S. bank accounts. Some U.S. account balances exceed the FDIC coverage limit. In addition to cash and cash equivalents, we hold U.S. Treasury Bills and bank time deposits classified as investments on our statement of financial condition as they have original maturities of three months or more (but less than twelve months) from the date of purchase. We believe our cash and short-term investments are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.

Credit Risk

We regularly review our accounts receivable and allowance by considering factors such as historical experience, credit quality, age of the accounts receivable and recoverable expense balances, and the current economic conditions that may affect a customer’s ability to pay such amounts owed to the Company. We maintain an allowance for doubtful accounts that, in our opinion, provides for an adequate reserve to cover losses that may be incurred.  See “—Critical Accounting Policies— Accounts Receivable and Allowance for Doubtful Accounts.”

Exchange Rate Risk

The Company is exposed to the risk that the exchange rate of the U.S. dollar relative to other currencies may have an adverse effect on the reported value of the Company’s non-U.S. dollar denominated or based assets and liabilities. In addition, the reported amounts of our advisory revenues may be affected by movements in the rate of exchange between the pound sterling and the euro and the U.S. dollar, in which our financial statements are denominated.  For the year ended December 31, 2013, the net impact of the fluctuation of foreign currencies in other comprehensive income in the combined statements of comprehensive income was $0.8 million. We have not entered into any transactions to hedge our exposure to these foreign currency fluctuations through the use of derivative instruments or other methods.

Business, page 66

29.                               Please include a section describing your separation from Old Holdings, including the business activities that Old Holdings has engaged in that you will no longer be engaging in following the reorganization and any ongoing relationships you or any of your affiliates will have with Old Holdings.

Response:

The Company has revised the disclosure on page 33 in the Organizational Structure section of the Revised Registration Statement in response to the Staff’s comment to describe the Company’s separation from Old Holdings, including the business activities that Old Holdings has engaged in that the Company will no longer be engaging in following the reorganization and any ongoing relationships the Company or its affiliates will have with Old Holdings. The disclosure has been revised as set out below.

Our business is presently owned by Moelis & Company Holdings LP, which we refer to in this prospectus as Old Holdings. In connection with the consummation of this offering, a reorganization of the existing businesses of Old Holdings will be effected pursuant to which the existing advisory business of Old Holdings will be transferred to Group LP. Old Holdings will retain its existing asset management business, which includes managers of direct lending funds, hedge funds, private equity funds and collateralized loan obligation funds. We refer to these transactions as the “reorganization.”

As part of the reorganization, Old Holdings will distribute to its existing partners, directly or indirectly, all of the Group LP Class A partnership units it holds. However, Old Holdings and Moelis & Company may, in lieu of Group LP Class A partnership units, issue an equivalent number of shares of Moelis & Company Class A common stock to an existing partner of Old Holdings based on various considerations, including the partner’s place of residence and tax considerations. Old Holdings will not retain an interest in Group LP following the reorganization. We and Old Holdings will be party to certain agreements following the reorganization and this offering. See “Certain Relationships and Related Person Transactions—Agreements with Old Holdings.”

Our Strategic Alliance with Sumitomo Mitsui Banking Corporation and its subsidiary, SMBC Nikko Securities Inc., page 75

30.                               Provide more detail as to what the advisory services you provide to Japanese companies as part of this strategic alliance.

Response:

The Company has revised the disclosure on page 77 of the Revised Registration Statement in response to the Staff’s comment to provide more detail as to the nature of the advisory services provided to Japanese companies as part of the Company’s strategic alliance with Sumitomo Mitsui Banking Corporation and SMBC Nikko Securities. The disclosure has been revised as set out below.

Our Strategic Alliance with Sumitomo Mitsui Banking Corporation and its Subsidiary, SMBC Nikko Securities Inc.

Effective January 1, 2012, we entered into a strategic alliance with SMBC and Nikko to provide advisory services, including advising on mergers, acquisitions, divestitures, restructurings and other corporate finance matters, to Japanese companies in regions where our firms conduct business. On February 17, 2012, SMBC invested approximately $93 million in our Company in connection with the strategic alliance. The alliance has provided us and our clients with access to the Japanese market as well as provided us with opportunities to advise Japanese clients on the full suite of our advisory services, with a particular focus on cross-border M&A. Established in 1876 as Mitsui Bank, SMBC is the second largest bank in Japan based on market capitalization. Nikko is one of the five major securities companies in Japan. Our strategic alliance agreement has an initial term of three years with an automatic one year renewal, unless written notice is provided at least six months prior to the end of the term by any party.

Combined Financial Statements of the Advisory Operations of Moelis & Company Holdings LP

31.                               Please revise your Combined Statement of Operations to include a pro forma measure of earnings per share that would have resulted had you completed your reorganization during the most recent period. Please ensure that this measure includes all impacts of the reorganization, such as the impact on income tax expense and any cost sharing or income tax agreements you will enter into as a result of the reorganization. Also, add footnote disclosure to quantify the amounts of any adjustments made as a result of your reorganization and discuss the assumptions used in calculating this measure.

Response:

In response to the Staff’s comment, the Company has described the impacts of the reorganization and included a pro forma measure of earnings per share in the pro forma financial information section on pages 47, 48 and 49 of the Revised Registration Statement.  Additionally, the Company has added the following disclosure to the Index to the Combined Financial Statements on page F-1 of the Revised Registration Statement:

The combined financial statements reflect the historical results of operations and financial position of the Company for all periods presented. Accordingly, the historical financial statements do not reflect what the results of operations and financial position of the Company would have been had the Company been a stand-alone, public company for the periods presented.

The Company has operated in the U.S. through various limited liability companies and partnerships. As a result, the Company’s income has generally not been subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners. Income taxes shown on the Company’s historical combined statements of operation are primarily attributable to taxes incurred in non-U.S. entities and to New York City unincorporated business tax attributable to the Company’s operations apportioned to New York City. Unaudited pro forma taxes based on the reorganization and initial public offering are provided within the unaudited pro forma financial information section of this prospectus.

The combined financial statements of the Company include only those accounts attributable to the advisory business of the Company’s parent (“Advisory business” or “Advisory operations”) and include certain allocations from the Company’s parent. There is currently no separate capital structure for the combined Advisory businesses.  Accordingly, the Company has not presented historical earnings per unit of the combined entities. Unaudited pro forma earnings per share, based on the reorganization and the initial public offering, are provided within the unaudited pro forma financial information section of the prospectus.

Notes to the Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Basis of Accounting, page F-9

32.                               Please address the following related to your expenses allocated from the Parent:

•                                          Tell us, and if material disclose, the amount of expenses recorded in your financial statements during each period presented that are allocated based on one of the two methods disclosed on page F-21. Also, for each method of allocation disclosed, briefly describe the types of expenses allocated.

•                                          Disclose your estimate of what the allocated expenses would have been if you had operated on a standalone basis for each period presented. If this disclosure is not already provided because it is impractical to do so, please tell us specifically why.

Refer to ASC 225-10-S99-3.

Response:

The Company has revised the disclosure on pages 65 and 66 of the Revised Registration Statement in response to the Staff’s comment. The disclosure has been revised as set out below.

In addition to the revenues, expenses, assets and liabilities that are specifically identifiable to the Company, certain expenses have been allocated from Old Holdings based on the most relevant measure, including relative usage or proportion of the Company’s headcount to that of Old Holdings. For the years ended December 31, 2013, 2012 and 2011, $9.5 million, $10.1 million and $9.5 million, respectively, of occupancy expenses have been allocated to the Company based on the proportion of the Company’s headcount to that of Old Holdings. For the years ended December 31, 2013, 2012 and 2011, $9.8 million, $9.4 million and $8.8 million, respectively, of communication, technology and information services expenses have been allocated to the Company based on a combination of relative usage and the proportion of the Company’s headcount to that of Old Holdings. All other expenses were specifically identifiable to the Company. Management believes the assumptions and allocations underlying the combined financial statements are reasonable and the allocated amounts are representative of the amounts that would have been recorded in the combined financial statements had the Company operated independent of Old Holdings for the historical periods presented.

All intercompany balances and transactions within the Company have been eliminated.

Receivables, page F-9

33.                               Please revise your disclosures to provide your charge-off policy related to uncollectible accounts. Refer to ASC 310-10-50-4A. Also, provide the schedule required by Item 12-09 of Regulation S-X.

Response:

The Company has revised the disclosure on pages F-9 and F-10 of the Revised Registration Statement in response to the Staff’s comment to disclose the Company’s charge-off policy related to uncollectible accounts and to include the schedule required by Item 12-09 of Regulation S-X. The following disclosure has been included.

After concluding that a reserved accounts receivable is no longer collectible, the Company will charge-off the receivable. This is determined based on several factors including the age of the accounts receivable and the credit worthiness of the customer. This has the effect of reducing both the gross receivable and the allowance for doubtful accounts.

Note 4. Business Changes and Developments, page F-13

34.                               Please revise your disclosure to describe how the company will change after the reorganization. Discuss the equity structure and the voting and economic rights related to each instrument issued in connection with the reorganization in enough detail for a reader to understand how each security participates or potentially participates in the earnings of the company, the impact of the reorganization on income tax expense and the related tax agreement, any impacts on compensation expense, etc.

Response:

The Company has revised the disclosure on pages F-13 and F-14 of the Revised Registration Statement in response to the Staff’s comment.  The following disclosure has been included.

Reorganization and Initial Public Offering

Subsequent to December 31, 2013, Old Holdings submitted a registration statement on Form S-1 to the SEC indicating a plan to undertake a reorganization of its business in connection with the initial public offering of Class A common stock by Moelis & Company, a newly-formed Delaware corporation. Following the reorganization, the Advisory operations will be owned by Moelis & Company Group LP, a Delaware limited partnership (“Group LP”). Group LP will be controlled by Moelis & Company. The new public shareholders will be entitled to receive a portion of the economics of the Advisory operations through their direct ownership interests in Class A common stock of Moelis & Company. The existing owners of the Parent will continue to receive the majority of the economics of the Advisory operations, as non-controlling interest holders, primarily through direct and indirect ownership interests in Group LP partnership units. As a corporation, Moelis & Company will be subject to United States federal and state corporate income taxes, which will result in a material increase in the applicable tax rates and current tax expense incurred post reorganization.

See Note 4. Business Changes and Developments, F-13

35.                               Please revise your filing to disclose the valuation methods and inputs for all Level 2 instruments. Given the decline in the value of your Level 3 assets disclosed on page F-37 relative to the purchase value, please also provide this information for your Level 3 assets held at September 30, 2013. Refer to ASC 820-10-50-2(bbb).

Response:

The Company has revised the disclosure on page F-16 of the Revised Registration Statement in response to the Staff’s comment to disclose the valuation methods and inputs for all Level 2 and Level 3 assets.  The following disclosure has been included.

Level 2—Pricing inputs are observable for the instruments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies. The estimated fair values of government securities money markets, U.S. treasury bills and bank time deposits classified in Level 2 as of December 31, 2013 and 2012 are based on quoted prices for recent trading activity in identical or similar instruments. The Company generally invests in U.S. treasury bills with maturities of less than six months.

Level 3—Pricing inputs are unobservable for the instruments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company’s management. The valuation methodology used for the Company’s investment classified as Level 3 as of December 31, 2013 was based upon a recent market transaction executed by the issuer.

Note 7. Income Taxes, page F-17

36.                               We note from your disclosure of the reconciliation of applicable statutory tax rates that material fluctuations from 2011 to 2012 were the result of rate benefits from partnership flow-through and foreign permanent tax differences. Please revise page 60 of your MD&A to discuss the effect of these changes on the level of income tax expense in enough detail for a reader to understand whether your past results are indicative of future trends. Refer to Item 303(A)(3) of Regulation S-K.

Response:

The Company has revised the disclosure on page 61 in the MD&A section of the Revised Registration Statement in response to the Staff’s comment to discuss the effect of these changes on the level of income tax expense. The disclosure has been revised as set out below.

Year Ended December 31, 2012 versus 2011

During the year ended December 31, 2012, the provision for income taxes was $2.5 million, which reflected an effective tax rate of 7% as compared with a provision for income taxes of $3.6 million on a net loss before taxes for the year ended December 31, 2011. The difference in the effective tax rates is primarily due to (i) the Company having net taxable income in New York City in both periods but the overall net loss in 2011 resulting in a negative effective tax rate; and (ii) the inclusion in the 2011 income tax provision of an expense of $1.9 million relating to a valuation allowance which reduced the Company’s deferred tax assets pertaining to foreign jurisdictions. At December 31, 2011, we concluded that a full valuation allowance should be established with regard to the tax benefits associated with certain foreign net operating losses.

37.                               We note from your disclosure on page 60 of the MD&A that you are a pass-through entity for federal income tax purposes. Please disclose the net difference between the tax bases and the reported amounts of your assets and liabilities within your income tax footnote found on page F-17. Refer to ASC 740-10-50-16.

Response:

The net difference between the tax bases and the reported amounts of our assets and liabilities is approximately $94 million.  Although the combined financial statements include the operations of Moelis & Company Holdings LP, which is a pass-through entity for federal income tax purposes, the Company did not disclose this net difference in Note 7 of the combined financial statements because the Company will be a C Corporation after the initial public offering and, thus, the Company will be subject to federal income taxes. ASC 740-10-50-16 applies to public enterprises that are not subject to tax. The Company believes that disclosing this net difference is not meaningful to an investor in a C Corporation and instead disclosed the inventory of deferred tax assets which are determined based on the net differences in bases at the current expected tax rate of the Company in its tax footnote.  The Company respectfully suggests that its existing disclosure is acceptable as currently drafted.

Note 8. Equity-based Compensation, page F-19

38.                               Please tell us whether there is a maximum limit on the number Management Units authorized for issuance. If so, please disclose this limit as required by ASC 718-10-50-2(a).

Response:

There is not a maximum limit on the number of Management Units authorized for issuance. The Company has revised the disclosure on pages F-20 of the Revised Registration Statement in response to the Staff’s comment. The disclosure has been revised as set out below.

There is no expressed limit to the number of units which may be issued by the Parent. Each new unit issued has the effect of diluting each incumbent equity holder’s interest. As of December 31, 2013, the total number of Parent units outstanding is 1,100,888, of which 882,080 relate to Management Units provided to partner and non-partner employees of the Company, as described further below.

39.                               We note from your disclosure on page F-20 that the weighted-average fair value at grant date has increased significantly from 2011 to 2012. Please revise your filing to discuss the financial impact, if material, within the compensation and benefits expenses section of your MD&A.

Response:

The Company advises that the financial impact of the total management units granted to partners and employees during 2011 as compared with 2012 was not material to the combined financial statements.

40.                               Please revise your filing to disclose the significant assumptions used to develop your estimate of these awards. Refer to ASC 718-10-50-2(f).

Response:

The Company has revised the disclosure on page F-21 of the Revised Registration Statement in response to the Staff’s comment to disclose the significant assumptions used to estimate these awards. The disclosure has been revised as set out below.

The measurement of the grant-date fair value requires the Company’s Parent to make estimates about its future operating results and the appropriate risk-adjusted discount rates. The methods used to estimate the fair value of equity-based compensation include the market approach and the income approach, each of which involve a significant degree of judgment. Under the market approach, fair value is determined by multiplying net income and revenues of comparable public companies by the relevant valuation multiple—adjusted for differences between the Company’s Parent and the referenced comparable. Under the income approach, fair value is determined by converting future cash flows to a single present amount (discounted) using current expectations about those future amounts. The significant assumptions used to develop the fair value estimates include the discount rate used under the income approach and the net income and revenue multiples used under the market approach. These assumptions could change in the future and have a material impact on the estimate of the fair value.

41.                               Please revise your filing to also disclose the amount of management units that were unvested at the beginning of the year, the amount of units that vested during the period and the amount of unvested units outstanding at the end of the year. Refer to ASC 718-10-50-2(c)(2).

Response:

The Company has revised the disclosure on page F-22 of the Revised Registration Statement in response to the Staff’s comment to disclose the amount of management units that were unvested at the beginning of the year, the amount of units that vested during the year and the amount of unvested units outstanding at the end of the year. The disclosure has been revised as set out below.

The activity related to the unvested Management Units provided to partner and non-partner employees for the period ended December 31, 2013 is set forth below:

		Weighted average
	Units	fair value at grant date

Unvested Balance at January 1, 2013	554,522	$366.26
Granted	38,162	1,005.21
Forfeited	(11,085)	689.21
Vested	(128,642)	113.38
Unvested Balance at December 31, 2013	452,957	$485.44

Note 12. Commitments and Contingencies, page F-22

42.                               We observe from your disclosure on page F-23 that you have granted a put option which obligates you to purchase shares of your Joint Venture in Moelis Australia Holdings. In addition, you hold a call option which allows you to purchase shares of this joint venture with terms comparable to the put option. Please revise future filings to disclose your accounting policy for these options in light of the requirements found at ASC 480 (Distinguishing Liabilities from Equity) and ASC 815 (Derivatives).

Response:

The Company accounts for its investment in Moelis Australia Holdings under the equity method of accounting as the Company does not control the entity but jointly controls Moelis Australia Holdings with the Trust. The Company reflects its investment in the joint venture on the accompanying combined statements of financial condition. In connection with the investment, the Company acquired a call option to purchase the remaining 50 percent interest in Moelis Australia Holdings. Also, in connection with the investment, the Company granted a put option enabling the key senior Australian executive to sell his remaining shares in Moelis Australia Holdings back to the Company upon certain defined exit events. The call and the put options are embedded in the equity method investment and have not been separated as embedded derivatives because they do not meet the definition of a derivative given that the investee’s shares are not publicly traded. The Company respectfully submits that the investment reflects the Company’s share of contributions made to, distributions received from, and the equity earnings and losses of, the joint venture. The Company reflects its share of gains and losses of the joint venture in income (loss) from equity method investment in the Combined Statements of Operations.

The Company has revised the disclosure on page 67 of the Revised Registration Statement in response to the Staff’s comment to disclose the Company’s accounting policy for these options. The disclosure has been revised as set out below.

Investment in Joint Venture—The Company accounts for its investment in the Australian JV under the equity method of accounting as the Company does not control the entity but jointly controls the Australian JV with the Australian trust. The Company reflects its investment in investment in joint venture on the accompanying combined statements of financial condition. In connection with this investment, the Company acquired a call option to purchase the remaining 50 percent interest in the Australian JV. Also, in connection with the investment, the Company granted a put option enabling the key senior Australian executive to sell his remaining shares in the Australian JV back to the Company upon certain defined exit events. The call and the put options are embedded in the equity method investment and have not been separated as embedded derivatives because they do not meet the definition of a derivative given that the investee’s shares are not publicly traded. The investment reflects the Company’s share of contributions made to, distributions received from, and the equity earnings and losses of, the Australian JV. The Company reflects its share of gains and losses of the Australian JV in income (loss) from equity method investment in the combined statements of operations.

Note 14. Business Information, page 23

43.                               We note your disclosure on page F-23 that you do not allocate your revenues by the type of advice you provide due to complexity and your holistic approach. In your example, you state that an agreement for restructuring advisory services may turn into a need for M&A advisory services. Please tell us the following:

•                                          Whether you would require two separate agreements with your clients in those types of cases such that you can track the amount of revenues related to each service.

Response:

In such cases, the Company would not require two separate agreements with its client for the restructuring and recapitalization services and mergers and acquisitions services but rather it would seek to enter into a single engagement agreement with its client to cover both restructuring and recapitalization services and mergers and acquisitions services.  The Company does not allocate revenues between different types of services.

•                                          Whether changes in the mix of the types of services you provide have had a significant impact on your level of revenues or liquidity during the reported periods. In this regard, we note your disclosure on page 61 that the restructuring arrangements may have different risks of collectability, which would appear to be a significant driver of profitability and liquidity.

Response:

The Company’s revenues generally depends on the volume of transactions, and the mix of its advisory services has not had a significant impact on the Company’s level of revenues or liquidity during the reported periods. The collectability risk is not materially different between its fees for different types of advisory services and accordingly the Company has revised the disclosure on pages 61 and 62 of the Revised Registration Statement as set out below.

Our liquidity is highly dependent upon cash receipts from clients which are generally dependent upon the successful completion of transactions as well as the timing of receivable collections, which typically occurs within 60 days of billing.

The disclosure on page 63 of the Revised Registration Statement has been revised as set out below.

Our operating cash flows are primarily influenced by the timing and receipt of advisory fees, which are generally collected within 60 days of billing, and the payment of operating expenses, including payments of incentive compensation to our Managing Directors and employees. We distribute estimated partner taxes and pay a significant portion of incentive compensation during the first two months of each calendar year with respect to the prior year’s results.

•                                          Whether management reviews the levels of revenue by the type of advice provided when evaluating the operating results of the company.

Response:

The Company respectfully submits that its management does not review revenues relating to a particular type of advisory service when evaluating the operating results of the Company. Rather, the Company considers its total revenues consistent with its holistic approach to its business. The Company’s accounting systems do not track the level of revenues by the type of advice provided.

Part II, Item 16. Exhibits

44.                               Please file the strategic alliance agreement with Sumitomo Mitsui Banking Corporation and SMBC Nikko Securities Inc., the Australian joint venture agreement, the Old Holdings shared services and license agreements, the tax receivable agreement and the aircraft agreement.

Response:

In response to the Staff’s comment, the Company has revised the Exhibit Index in the Revised Registration Statement to include the shared services and license agreements with Old Holdings, the tax receivable agreement and the aircraft agreement.

The Company respectfully submits that the strategic alliance agreement with Sumitomo Mitsui Banking Corporation and SMBC Nikko Securities Inc. is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K because the agreement is not material to the Company or its business. The Company advises the Staff that in each of 2012 and 2013, this alliance contributed less than five percent of the Company’s advisory revenues.

The Company also respectfully submits that the Australian joint venture agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K because the agreement is not material to the Company or its business. The Company advises the Staff that in 2012 the Australian joint venture made no meaningful contribution to the Company’s net income and in 2013, the joint venture’s contribution was approximately five percent of the Company’s pre-tax net income.

*      *      *

We note that we will supplementally provide a draft copy of our Exhibit 5 legal opinion to the Staff.

Please do not hesitate to contact the undersigned at (212) 735-3050 or Richard Aftanas at (212) 735-4112 with any questions or comments regarding this letter.

Sincerely,

/s/ Joseph A. Coco
Joseph A. Coco

cc:	Osamu R. Watanabe, Esq., General Counsel, Moelis & Company
Jay Clayton, Esq., Sullivan & Cromwell LLP
Glen T. Schleyer, Esq., Sullivan & Cromwell LLP